Exhibit 99.43

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Rio Alto Mining Limited (the “Corporation”)
1720, One Bentall Centre, 505 Burrard Street, Vancouver, British Columbia - V7X 1M6, Canada

2.	Date of Material Change

The material change occurred on March 8, 2011.

3.	News Release

A press release was disseminated on March 11, 2011 via Marketwire.

4.	Summary of Material Change

Mr. Victor Gobitz and Mr. Sidney Robinson were appointed as directors of the Corporation. Options to purchase 180,000 common shares of the Corporation were granted to each of Mr. Gobitz and Mr. Robinson.

5.	Full Description of Material Change

5.1 Full Description of Material Change

Mr. Victor Gobitz and Mr. Sidney Robinson were appointed as directors of the Corporation. Options to purchase 180,000 common shares of the Corporation were granted to each of Mr. Gobitz and Mr. Robinson. These options are fully vested, expire on March 11, 2016 and have an exercise price of $2.39 per common share.

5.2 Disclosure for Restructuring Transactions
N/A

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officer

The name and business number of the executive officer of Rio Alto Mining Limited who is knowledgeable about the material change and this report is:

Anthony Hawkshaw
Chief Financial Officer
Telephone: (604) 628-1401

9.	Date of Report

March 14, 2011